Exhibit 99.5

925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320 Phone: (805) 484-3613 NASDAQ ticker symbol; KGEI TSX ticker symbol; KEI

For Immediate Release

KOLIBRI GLOBAL ENERGY ANNOUNCES A 24% INCREASE IN PRODUCTION IN 2024

WITH RECORD ANNUAL REVENUES AND ADJUSTED EBITDA AND NET INCOME OF US$18.1 MILLION

THOUSAND OAKS, CALIFORNIA, March 25, 2025 –

All amounts are in U.S. Dollars unless otherwise indicated:

2024 HIGHLIGHTS

●	Net revenues for 2024 were $58.5 million, an increase of 16% compared to 2023, and within guidance. This increase was primarily due to a 24% increase in production partially offset by a 7% decrease in average prices in 2024 compared to 2023.
●	Average production for 2024 was 3,478 BOEPD, an increase of 24% compared to 2023 production of 2,796 BOEPD, and within guidance. The increase is due to production from the wells that were drilled and completed in 2024
●	Adjusted EBITDA(1) was $44.0 million in 2024 compared to $39.1 million in 2023, an increase of 13%, and within guidance. This increase was due to the increase in revenue partially offset by higher operating and G&A expense
●	The Company’s Total Proved Reserves for 2024 increased by 24% to 40.2 million barrels of oil equivalent, from 2023 with an NPV10 of $534.7 million, according to the Company’s December 31, 2024, independent reserves evaluation
●	Net income in 2024 was $18.1 million ($0.51 per basic share) compared to $19.3 million ($0.54 per basic share) in 2023. Net income decreased by 6% in 2024 due to a lower unrealized gain in commodity contracts in 2024 as higher revenue was offset by higher operating expenses and increased income taxes, as well as higher G&A expense, mainly from listing on the NASDAQ, and interest expense
●	Capital expenditures were $31.3 million in 2024 compared to $53.2 million in 2023, a decrease of 41%, and about $2 million less than the lowest end of our forecasted guidance
●	Netback from operations(2) decreased to $38.54 per BOE compared to $42.97 per BOE in 2023, a decrease of 10% primarily due to lower average prices of 7%
●	Production and operating expense per barrel averaged $7.44 per BOE in 2024 compared to $6.61 per BOE in 2023, an increase of 13%. The increase was primarily due to true-ups of prior year gathering and processing costs, which increased expenses by $0.63 per BOE
●	The net debt of the Company at December 31, 2024 was $28.9 million, which was slightly better than our guidance. As of December 31, 2024, the Company has $16.5 million of available borrowing capacity on the credit facility

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations is considered a non-GAAP ratio. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

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Kolibri’s President and Chief Executive Officer, Wolf Regener commented:

“We are pleased with the continued production and cash flow growth of the Company in 2024. We were able to meet our forecasted guidance in revenue and adjusted EBITDA(1) even though actual prices were lower than the price used in our forecast. The Company increased production by 24%, which was in line with our forecast, while only spending $31.3 million on capital expenditures which was less than we had forecasted and a 41% decrease from the prior year. The cost efficiencies that our field operations team has achieved have allowed us to continue to grow production and revenue and drill 50 percent longer laterals while spending 12 percent less per well than we had forecast to spend in our 2023 drilling program.

“The Company is expecting to continue this growth with its 2025 drilling program. We are currently drilling the second of the four previously announced Lovina wells (100% working interest) with completion operations on all four expected to begin in May. The Forguson well (46% working interest), which is located on the east side of the field in an area that currently has no reserves associated with it, is scheduled to be drilled immediately after the drilling rig is finished on the Lovina wells.

“Our previously announced 2025 production forecast of 4,500 to 5,100 boepd represents an increase of 29% to 47% from our 2024 actual production. The 2025 forecasted revenue of $75 million to $89 million is a 28% to 52% increase from 2024 actual revenue, and our 2025 forecasted adjusted EBITDA(1) of $58 million to $71 million is a 32% to 61% increase from 2024 actuals.”

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

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	Fourth Quarter			Year Ended Dec 31,
	2024	2023	%	2024	2023	%

Net Income:
$ Thousands	$5,643	$4,797	18%	$18,115	$19,280	(6)%
$ per basic common share	$0.16	$0.14	14%	$0.51	$0.54	(6)%

Adjusted EBITDA(1)	$13,493	$10,502	28%	$44,039	$39,080	13%
Capital Expenditures	$9,706	$15,996	(39)%	$31,251	$53,173	(41)%

Average Production (Boepd)	4,440	2,842	56%	3,478	2,796	24%
Gross Revenue	22,185	17,192	29%	74,592	64,390	16%
Net Revenue	17,374	13,444	29%	58,524	50,597	16%
Average Price per Barrel	$54.32	$65.76	(17)%	$58.60	$63.10	(7)%
Netback from operations per Barrel(2)	$35.94	$44.40	(19)%	$38.54	$42.97	(10)%
Netback including commodity contracts per Barrel(2)	$35.90	$43.43	(17)%	$38.05	$41.61	(9)%

	December 2024	December 2023
Cash and Cash Equivalents	$4,314	$598
Working Capital	$(657)	$(11,916)
Borrowing Capacity	16,542	10,042

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

YEAR ENDED 2024 TO YEAR ENDED 2023

For 2024, oil and gas gross revenues increased $10.2 million or 16% to $74.6 million. Oil revenues before royalties increased by 14% to $68.3 million due to an 18% increase in production partially offset by a 3% decrease in prices. Natural gas revenues before royalties were flat at $1.7 million in both 2024 and 2023 as the 51% increase in natural gas production was offset by the average gas price decrease of 34%. NGL revenue before royalties increased by 57% to $4.5 million due to a 44% increase in production and a 9% increase in average prices.

Average production for 2024 was 3,478 BOEPD, an increase of 24% compared to 2023 average production of 2,796 BOEPD due to the wells drilled during 2024.

Production and operating expenses increased by $2.3 million due to an increase in production for 2024. Production and operating expense per barrel averaged $7.44 per BOE in 2024 compared to $6.61 per BOE in 2023, an increase of 13%. The increase was primarily due to true-ups of prior year gathering and processing costs, which increased expenses by $0.63 per BOE.

Depletion and depreciation expense increased $0.9 million, or 6%, in 2024 due to increased production and a higher PP&E balance.

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G&A expenses increased $1.4 million or 33% in 2024 primarily due to higher accounting fees and public company costs that resulted from listing on the NASDAQ stock market at the end of 2023, which increased by $0.7 million in 2024. The increases were also due to higher payroll and director costs, mainly related to additional personnel and higher investor relations and marketing costs in 2024.

Finance income decreased by $1.5 million due to lower unrealized gains on financial commodity contracts recorded in 2024.

Finance expense increased by $0.3 million due to higher interest expense in 2024 partially offset by lower realized losses on commodity contracts in 2024 compared to 2023.

FOURTH QUARTER HIGHLIGHTS:

●	Average production for the fourth quarter of 2024 was 4,440 BOEPD, an increase of 56% compared to fourth quarter 2023 production of 2,842 BOEPD. The increase is due to production from the new wells drilled in 2024.
●	Adjusted EBITDA(1) was $13.5 million in the fourth quarter of 2024 compared to $10.5 million in 2023, an increase of 28%. This increase was due to a 56% increase in production, partially offset by a 17% decrease in average prices
●	Net revenues for the fourth quarter of 2024 were $17.4 million, an increase of 29% compared to the fourth quarter of 2023. This increase was primarily due to an increase in production partially offset by a decrease in average prices
●	Net income in the fourth quarter of 2024 was $5.6 million ($0.16 per basic share), compared to net income of $4.8 million ($0.14 per basic share) in the fourth quarter of 2023. The increase was due to higher average production and lower income tax expense in 2024, partially offset by lower average prices and an unrealized gain on commodity contracts in 2023
●	Netback from operations(2) decreased to $35.94 per BOE in the fourth quarter of 2024 compared to $44.40 per BOE in the fourth quarter of 2023, a decrease of 19%. Netback, including commodity contracts(2) for the fourth quarter of 2024 was $35.90 per BOE compared to $43.43 in the fourth quarter of 2023, a decrease of 17% from the prior year quarter. The 2024 decreases compared to the prior year were due to the 17% decrease in average prices
●	Production and operating expense per barrel averaged $6.59 per BOE in the fourth quarter of 2024 compared to $7.02 per BOE in the fourth quarter of 2023, a decrease of 6%. The decrease was due to increased production which reduced the per barrel fixed costs.

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

FOURTH QUARTER 2024 TO FOURTH QUARTER 2023

Gross oil and gas revenues totaled $22.2 million in the fourth quarter of 2024 versus $17.2 million in the fourth quarter of 2023, an increase of 29%. Oil revenues before royalties were $19.7 million in the fourth quarter of 2024 versus $16.2 million in the fourth quarter of 2023, an increase of 21%, due to increased average production partially offset by lower prices. Natural gas revenues before royalties increased 207% to $0.9 million in the fourth quarter of 2024 due to higher production and higher average prices. NGL revenue before royalties increased 136% to $1.6 million due to higher production and higher average prices.

Operating expenses were $2.4 million in the fourth quarter of 2024 compared to $1.6 million in 2023 due to higher production.

G&A expenses increased by 35% in the fourth quarter of 2024 compared to the prior year fourth quarter due to higher accounting fees and public company costs, higher payroll and director costs and higher investor relations and marketing costs in 2024.

Finance income in the fourth quarter of 2024 decreased by $2.2 million from the fourth quarter of 2023 due to an unrealized gain on commodity contracts in the fourth quarter of 2023.

Finance expense in the fourth quarter of 2024 increased by $0.3 million from the fourth quarter of 2023 due to an unrealized loss on commodity contracts in the fourth quarter of 2024.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	December 31,	December 31,
	2024	2023
Current assets
Cash and cash equivalents	$4,314	$598
Accounts receivable and other receivables	9,733	5,492
Deposits and prepaid expenses	718	838
Fair value of commodity contracts	254	-
	15,019	6,928

Non-current assets
Property, plant and equipment	232,962	216,161
Right of use assets	748	1,190
Fair value of commodity contracts	30	78

Total assets	$248,759	$224,357

Current liabilities
Accounts payable and other payables	$15,090	$17,648
Lease liabilities	586	1,068
Fair value of commodity contracts	-	128
	15,676	18,844

Non-current liabilities
Loans and borrowings	33,240	29,612
Asset retirement obligations	2,168	1,966
Lease liabilities	167	162
Deferred taxes	8,701	3,359
	44,276	35,099

Equity
Shareholders’ capital	295,309	296,232
Contributed surplus	25,380	24,179
Deficit	(131,882)	(149,997)
Total equity	188,807	170,414

Total equity and liabilities	$248,759	$224,357

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Fourth Quarter December 31		Years ended December 31
	2024	2023	2024	2023
Revenue:
Oil and natural gas revenue, net	$17,374	$13,444	$58,524	$50,597
Other income	67	-	127	2
	17,441	13,444	58,651	50,599
Expenses:
Production and operating	2,354	1,567	8,233	5,895
Depletion, depreciation and amortization	4,687	3,506	15,892	15,009
General and administrative	1,510	1,122	5,636	4,243
Stock based compensation	268	259	1,075	790
	8,819	6,454	30,836	25,937

Finance income	2	2,225	338	1,813
Finance expense	(1,405)	(1,059)	(4,174)	(3,836)
Income tax expense	(1,576)	(3,359)	(5,864)	(3,359)

Net income and comprehensive income	$5,643	$4,797	$18,115	$19,280

Net income per share
Basic	$0.16	$0.14	$0.51	$0.54

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KOLIBRI GLOBAL ENERGY INC.

FOURTH QUARTER AND YEAR ENDED 2024

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	Fourth Quarter		Year Ended Dec. 31
	2024	2023	2024	2023
Oil revenue before royalties	$19,658	16,212	68,303	59,749
Gas revenue before royalties	937	305	1,745	1,742
NGL revenue before royalties	1,592	675	4,544	2,899
	22,187	17,193	74,592	64,390

Adjusted EBITDA(1)	13,493	10,502	44,039	39,080
Capital expenditures	9,706	15,996	31,251	53,173

	Fourth Quarter		Year Ended Dec. 31
	2024	2023	2024	2023
Statistics:
Average oil production (Bopd)	3,097	2,245	2,520	2,144
Average natural gas production (mcf/d)	3,615	1,428	2,464	1,630
Average NGL production (Boepd)	740	359	547	380
Average production (Boepd)	4,440	2,842	3,478	2,796
Average oil price ($/bbl)	$69.00	$78.51	$74.06	$76.34
Average natural gas price ($/mcf)	$2.82	$2.32	$1.93	$2.93
Average NGL price ($/bbl)	$23.38	$20.41	$22.70	$20.89

Average price per barrel	$54.32	$65.76	$58.60	$63.10
Royalties per barrel	11.79	14.34	12.62	13.52
Operating expenses per barrel	6.59	7.02	7.44	6.61
Netback from operations(2)	$35.94	$44.40	$38.54	$42.97
Price adjustment from commodity contracts (Boe)	(0.04)	(0.97)	(0.49)	(1.36)
Netback including commodity contracts (Boe)(2)	$35.90	$43.43	$38.05	$41.61

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

The information outlined above is extracted from and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2024 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile at www.sedarplus.ca.

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NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedarplus.ca and is incorporated by reference into this earnings release.

Netback from operations per barrel and its components are calculated by dividing revenue, less royalties and operating expenses by the Company’s sales volume during the period. Netback including commodity contracts is calculated by adjusting netback from operations by the realized gains or losses received from commodity contracts during the period. Netback is a non-GAAP ratio but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced. The Company believes that the netback is a useful supplemental measure of the cash flow generated on each barrel of oil equivalent that is produced in its operations. However, non-GAAP measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and therefore, may not be comparable to similar measures or ratios used by other companies and should not be used to make comparisons.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

(US $000)	Year ended December 31,
	2024	2023
Net income	18,115	19,280

Adjustments:
Income tax expense	5,864	3,359
Finance income	(338)	(1,813)
Finance expense	4,174	3,836
Stock based compensation	1,075	790
General and administrative expenses	5,636	4,243
Depletion, depreciation and amortization	15,892	15,009
Other income	(127)	(2)
Operating netback	50,291	44,702

Netback from operations	$38.54	$42.97

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Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs. The following is the reconciliation of the non-GAAP measure adjusted EBITDA:

(US $000)	Year Ended December 31,
	2024	2023
Net income	18,115	19,280
Depletion and depreciation	15,892	15,009
Accretion	172	183
Interest expense	3,382	2,263
Unrealized (gain) loss on commodity contracts	(336)	(1,813)
Stock based compensation	1,075	790
Interest income	(2)	-
Income tax expense	5,864	3,359
Other income	(127)	(2)
Foreign currency loss	4	11

Adjusted EBITDA	44,039	39,080

Product Type Disclosure

This news release includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to tight oil, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

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Readers are referred to the full description of the results of the Company’s December 31, 2024 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2024, which the Company filed on SEDAR on March 13, 2025.

Caution Regarding Forward-Looking Information

This release contains forward-looking information including estimates of reserves, the proposed timing and expected results of exploratory and development work including fracture stimulation and production from the Company’s Tishomingo field, Oklahoma acreage, the future performance of wells including following shut-in’s and restart of well(s), forecasts regarding the Company’s 2025 drilling program including expected annual average production, revenues and adjusted EBITDA, availability of funds from the Company’s reserves based loan facility, and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “intend” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, declines will match the modeling, future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, including that new production will perform per a type curve which is similar to NSAI’s December 2024 proved type curve, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with management’s expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility, that the Company will not be adversely affected by changing government policies and regulations, including tariffs or the threat of tariffs, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

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Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, anticipated results and estimated costs will not be consistent with managements’ expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedarplus.ca.

With respect to estimated reserves, the evaluation of the Company’s reserves is based on a limited number of wells with limited production history and includes a number of assumptions relating to factors such as availability of capital to fund required infrastructure, commodity prices, production performance of the wells drilled, successful drilling of infill wells, the assumed effects of regulation by government agencies and future capital and operating costs. All of these estimates will vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, may vary. The Company’s actual production, revenues, taxes, development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material. In addition to the foregoing, other significant factors or uncertainties that may affect either the Company’s reserves or the future net revenue associated with such reserves include material changes to existing taxation or royalty rates and/or regulations, and changes to environmental laws and regulations.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com